Petroleum Analytics International, Inc.

3336 114 Avenue, S.E.

Calgary, Alberta, Canada T2Z 3V6

August 14, 2015

Via EDGAR

Amanda Ravitz, Assistant Director

Dennis Hult

Lynn Dicker, Senior Accountant

Heather Percival

Division of Corporation Finance

Securities and Exchange Commission

Re:	Petroleum Analytics International, Inc.
Form 10 Filed June 26, 2015 File No. 000-55459 Correspondence

Dear Ms. Ravitz, et al:

On behalf of Petroleum Analytics International, Inc., a Colorado corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933 (the “Securities Act”), that the Registration Statement on Form 10-12G together with all exhibits and amendments thereto (File No. 000-55459), as initially filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2015 (the “Registration Statement”) be withdrawn effective immediately. As you know, the Staff issued a comment letter (the “Comments”) about the Registration Statement July 23, 2015. The Company is seeking to withdraw at this time such previously filed Registration Statement because of its inability to complete the responses to the Commission’s Comments in a timely manner prior to the 60 day automatic effectiveness of the Registration Statement.

Accordingly, we request the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to our legal counsel, Randall S. Goulding, Esq., via e-mail at randy@securitiescounsleors.net.

If you have any questions, please do not hesitate to contact Mr. Goulding by telephone at 847-948-5431.

Sincerely,

/s/ Ian Moffat, Ph.D.

Dr. Ian Moffat, President

cc: Randall S. Goulding, Esq.